1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC May 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — June 8, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for May 2007: on an unconsolidated basis, sales were NT$25,093 million, an increase of 11.5 percent over April 2007 and a decrease of 6.3 percent from May 2006. Revenues for January through May 2007 totaled NT$110,953 million, a decrease of 15.4 percent compared to the same period in 2006.
On a consolidated basis, net sales for May 2007 were NT$ 25,712 million, an increase of 11.3 percent over April 2007 and a decrease of 5.2 percent from May 2006; revenues for January through May 2007 totaled NT$113,703 million, a decrease of 14.1 percent compared to the same period in 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007	*	2006	Increase (Decrease) %
May	25,093		26,770	(6.3)
January through May	110,953		131,226	(15.4)

* Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007	*	2006	Increase (Decrease) %
May	25,712		27,124	(5.2)
January through May	113,703		132,363	(14.1)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
June 08, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2007.
1) Sales volume (in NT$ thousand)

Period	Items	2007	2006
May	Net sales	25,093,483	26,770,174
Jan — May	Net sales	110,952,781	131,225,894

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	May	Bal. as of period end
TSMC	105,725,124	—	—
TSMC’s subsidiaries	32,621,715	—	—

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	May	Bal. as of period end
TSMC	132,156,405	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets/liabilities denominated in foreign currencies)

		Forward	Swap		Others
				Buy put		Sell call
Margin Payment		—	—	—		—
Premium Income (Expense)		—	—	—		—
Outstanding Contracts	Notional Amount	3,827,759	22,381,770	—		—
	Mark to Market Profit/Loss	40,654	75,315	—		—
Expired Contracts	Notional Amount	9,548,359	84,624,015	1,310,840		1,310,840
	Realized Profit/Loss	(54,294)	(761,010)	—		—

     TSMC’s subsidiaries
     Hedging purpose (for assets/liabilities denominated in foreign currencies)

		Forward	Swap		Others
				Buy put		Sell call
Margin Payment		—	—	—		—
Premium Income (Expense)		—	—	—		—
Outstanding Contracts	Notional Amount	21,030	—	—		—
	Mark to Market Profit/Loss	(298)	—	—		—
Expired Contracts	Notional Amount	66,210	—	—		—
	Realized Profit/Loss	(380)	—	—		—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 8, 2007	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer